UNITED STATES OF AMERICA
        BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.


       In the Matter of
                                       CERTIFICATE PURSUANT
    Entergy Arkansas, Inc.                  TO RULE 24

       File No. 70-8001

Public Utility Holding Company

          Act of 1935


Entergy Arkansas, Inc.           Entergy Louisiana, Inc.
425 West Capitol Avenue          639 Loyola Avenue
Little Rock, Arkansas  72201     New Orleans, Louisiana  70113

Entergy Mississippi, Inc.        Entergy New Orleans, Inc.
308 East Pearl Street            639 Loyola Avenue
Jackson, Mississippi  39201      New Orleans, Louisiana  70113

                     System Fuels, Inc.
                       350 Pine Street
                   Beaumont, Texas  77701


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Entergy Arkansas, Inc. ("EAI") in the Application-Declaration on form U-1 in the above file, as amended, have been executed during the fourth quarter 1996 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission ("Commission") with respect thereto dated June 13, 1995 (Release No. 70-8001).

          The following table describes the transactions that have been executed by Entergy Arkansas Inc. ("EAI") during the fourth quarter 1996.

                       Date   Expiration  Number of    Rent
  Transaction/Party  Executed   Date      Railcars  Railcar/Mo.

Subleases

No new railcar subleases have been initiated during Fourth
Quarter 1996.


Assignment


Termination

122 railcars contained in the Lease of Railroad Equipment dated 5/14/84 originally between System Fuels, Inc. as LESSEE and The Connecticut Bank and Trust Company as TRUSTEE/LESSOR has been terminated from the lease effective 10/31/96 for 67 railcars and 11/07/96 for 55 railcars.



Exhibits and Financial Statements

Leases:  All executed leases are similar to the Master
     Railcar Lease submitted for reference January 10, 1996.

Assignments:

 Termination: All terminations to lease are similar to the PARTIAL TERMINATION OF LEASE AGREEMENT date 10/31/96 attached for reference.

          IN WITNESS WHEREOF, Entergy Arkansas, Inc. has caused this certificate to be executed this 29th day of January, 1997.

                            Entergy Arkansas, Inc.
                            Entergy Louisiana, Inc.
                            Entergy Mississippi, Inc.
                            Entergy New Orleans, Inc.


                            By:      /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                Vice President and Treasurer


                            System Fuels, Inc.


                            By:      /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                Vice President, Treasurer and
                                     Assistant Secretary